Exhibit 99.5

We’re excited to announce that we’ve entered into a definitive agreement to acquire Landauer. Headquartered in Glenwood, Illinois, Landauer is a leading provider of integrated radiation safety products and services that brings over 60 years of experience in its industry and a great team that will help to advance our safety-as-a-service strategy. For an important notice to investors on where to find additional information at the time the planned tender offer is commenced, please link to the press release below.

[Link to Fortive Corporation Press Release dated September 6, 2017]